Exhibit 99.1

Polestar appoints Jean-Francois Mady as CFO

GOTHENBURG, SWEDEN – 3 September 2024. Polestar (Nasdaq: PSNY) continues to prepare itself for the next step in its development by appointing Jean-Francois Mady to the role of Chief Financial Officer (CFO), effective 21 October 2024.

Jean-Francois brings 25 years of experience from senior, leading roles in automotive finance and financial services across Europe, China, Asia and India. Most recently he was Senior Vice President of Global Accounting Operations and Finance Transformation at Stellantis Group. He has also held several leadership roles at PSA Group.

Jean-Francois will assume responsibilities from Per Ansgar, who joined Polestar in January 2024 as CFO on a transitional basis. Per will remain with Polestar to provide support and to ensure a smooth transition, before returning to his role as CFO of Geely Sweden Holding AB.

Michael Lohscheller, incoming Polestar CEO, says: “I am very pleased to welcome Jean-Francois to Polestar. He brings a wealth of experience and best practice competence from our industry, which we will benefit from. With Polestar 2, Polestar 3 and Polestar 4 we have a stunning model line-up on the roads. One of our key priorities moving forward is to make Polestar a financial success and this is an important step in that direction.”

“I would like to thank Per for his contributions and commitment, supporting the Company and leading our Finance function during a very important period.”

Jean-Francois Mady says: “I’m very excited to join Polestar, with its unique focus on design, electric performance and sustainability and look forward to supporting the Company’s exciting next phase.”

ENDS.

Contacts

Bojana Flint

Head of Investor Relations

bojana.flint@polestar.com

Theo Kjellberg

Head of Corporate PR

theo.kjellberg@polestar.com

About Polestar

Polestar (Nasdaq: PSNY) is the Swedish electric performance car brand determined to improve society by using design and technology to accelerate the shift to sustainable mobility. Headquartered in Gothenburg, Sweden, its cars are available online in 27 markets globally across North America, Europe and Asia Pacific.

Polestar plans to have a line-up of five performance EVs by 2026. Polestar 2, the electric performance fastback, launched in 2019. Polestar 3, the SUV for the electric age, launched in late 2022. Polestar 4, the SUV coupé transformed, is launching in phases through 2023 and into 2024. Polestar 5, an electric four-door GT and Polestar 6, an electric roadster, are coming soon.

The Polestar 0 project supports the company’s ambitious goal of creating a truly climate-neutral production car by 2030. The research initiative also aims to create a sense of urgency to act on the climate crisis, by challenging employees, suppliers and the wider automotive industry, to drive towards zero.

Forward-Looking Statements

This press release contains statements that are not historical facts, but rather forward-looking statements within the meaning of Private Securities Litigation Reform Act of 1995. Such forward-looking statements include those that address activities, events or developments that Polestar or its management believes or anticipates may occur in the future. All forward-looking statements are based upon, as applicable, our current expectations, various assumptions and data available from third parties. Our expectations and assumptions are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that such forward-looking statements will materialize or prove to be correct as forward-looking statements are inherently subject to known and unknown risks, uncertainties and other factors which may cause actual future results, performance or achievements to differ materially from the future results, performance or achievements expressed in or implied by such forward-looking statements. Numerous risks, uncertainties and other factors may cause actual results to differ materially from those set out in the forward-looking statements, including those risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Polestar’s Form 20-F, and other documents filed, or to be filed, with the U.S. Securities and Exchange Commission by Polestar. For any forward-looking statements contained in this or any other document, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we assume no obligation to update publicly or revise any such statements in light of new information or future events, except as required by law.